File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

Filed pursuant to Rule 3 of Regulation IA

Dated: July 16, 2025

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035, Series No. 1000 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Pricing Supplement dated July 14, 2025 (the “Pricing Supplement”) and the Terms Agreement dated July 14, 2025 (the “Terms Agreement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item	1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per
Note: 99.113%	0.175%	98.938%
Total: U.S.$2,973,390,000.00	U.S.$5,250,000.00	U.S.$2,968,140,000.00

Item	4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item	5. Other Expenses of Distribution

Not applicable.

Item	6. Application of Proceeds

See Item 1 “Use of Proceeds” under “General Information / Additional Information Regarding the Notes” in the attached Pricing Supplement.

Item	7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 7, 2025

(B) Pricing Supplement

(C) Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 7, 2025

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

Reference is made to the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macri

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035 (the “Notes”)

Issue Price: 99.113 percent

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

Deutsche Bank

Nomura

TD Securities

Wells Fargo Securities

Barclays

BMO Capital Markets

BNP Paribas

BofA Securities

Citigroup

HSBC

J.P. Morgan

Morgan Stanley

National Bank of Canada Financial Markets

Scotiabank

The date of this Pricing Supplement is July 14, 2025.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II and UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to MiFID II and UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	1000

2.	Aggregate Principal Amount:	U.S.$3,000,000,000

3.	Issue Price:	U.S.$2,973,390,000 which is 99.113 percent of the Aggregate Principal Amount

4.	Issue Date:	July 16, 2025

5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	July 16, 2035

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

12.	Interest Commencement Date (Condition 5(III)):	Issue Date (July 16, 2025)

13.	Fixed Interest Rate (Condition 5(I)): (a)Interest Rate:	4.375 percent per annum

(b)Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on January 16 and July 16 in each year, commencing on January 16, 2026, up to and including the Maturity Date.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c)Business Day Convention:	Following Business Day Convention

	(d)Fixed Rate Day Count Fraction(s):	30/360

14.	Relevant Financial Center:	New York

15.	Relevant Business Day:	New York

16.	Issuer’s Optional Redemption (Condition 6(e)):	No

17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Governing Law:	New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3.	Syndicated:	Yes

4.	If Syndicated:

	(a)Liability:	Several

	(b)Lead Managers:	Deutsche Bank AG, London Branch Nomura International plc The Toronto-Dominion Bank Wells Fargo Securities, LLC

5.	Commissions and Concessions:	0.175 percent of the Aggregate Principal Amount

6.	Estimated Total Expenses:	The Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

7.	Codes:

	(a)Common Code:	312354209

	(b)ISIN:	US4581X0EW42

	(c)CUSIP:	4581X0EW4

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

8.	Identity of Managers:

Deutsche Bank AG, London Branch Nomura International plc The Toronto-Dominion Bank Wells Fargo Securities, LLC

Barclays Bank PLC BMO Capital Markets Corp. BNP PARIBAS Citigroup Global Markets Limited HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International Morgan Stanley & Co. International plc National Bank of Canada Financial Inc. The Bank of Nova Scotia, London Branch

9.	Selling Restrictions:

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	Each of the Managers represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

(c) Singapore:

Each of the Managers represents, warrants and agrees, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Investors should note that there may be restrictions on the secondary sale of the Notes under Section 276 of the SFA.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

“prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.	Use of Proceeds

The language set out under the heading “Use of Proceeds” in the Prospectus shall be deleted in its entirety and replaced by the following:

The Bank’s mission is to improve lives in Latin America and the Caribbean countries by contributing to the acceleration of the process of economic and social development and by supporting efforts to reduce poverty and inequality in a sustainable, climate friendly way. All projects undertaken by the Bank go through the Bank’s rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards.

The net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank, used in its ordinary operations, and will not be committed or earmarked for lending to, or financing of, any specific loans, projects, or programs.

The Bank’s administrative and operating expenses are currently covered entirely by the Bank’s various sources of revenue, consisting primarily of net interest margin and investment income (as more fully described in the Information Statement).

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

2.	Additional Investment Considerations

Although the net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank, used in its ordinary operations, the Notes may not satisfy an investor’s requirements if the investor seeks to invest in assets with certain sustainability characteristics. No assurance is or can be given to investors that the use of proceeds will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines applicable to any investor or its investments. In addition, no assurance is or can be given to investors that any projects undertaken by the Bank will meet any or all investor expectations regarding “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects. Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, Notes may not comply with any such definition or label.

There can be no assurance that the net proceeds from the sale of any particular tranche of Notes will be totally or partially disbursed for any projects undertaken by the Bank within the term of such Notes. Not all projects undertaken by the Bank will be completed within the specified period or with the results or outcome as originally expected or anticipated by the Bank and some planned projects might not be completed at all. Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Prospectus regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

3.	Matters relating to MiFID II and UK MiFIR

The Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate, including investment advice, portfolio management, non-advised sales and pure execution services. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer’s target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

For the purposes of this provision, the expression “EU manufacturer” means Deutsche Bank AG, London Branch, and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of each UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate, including investment advice, portfolio management, non-advised sales and pure execution services. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable.

For the purposes of this provision, (i) the expression “UK manufacturers” means Deutsche Bank AG, London Branch, Nomura International plc, and The Toronto-Dominion Bank (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1000

U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 1000 UNDER

THE PROGRAM

July 14, 2025

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agree to purchase from you (the “Bank”) the Bank’s U.S.$3,000,000,000 4.375 percent Notes due July 16, 2035 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on July 16, 2025 (the “Settlement Date”), at an aggregate purchase price of U.S.$2,968,140,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to July 8, 2025, 5:05 p.m. London time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.113 percent of the aggregate principal amount (U.S.$2,973,390,000) less a combined management and underwriting commission and selling concession of 0.175 percent of the aggregate principal amount (U.S.$5,250,000). For the avoidance of doubt, the Managers’ aggregate purchase price after the above adjustment is U.S.$2,968,140,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
(U.S.$)
Deutsche Bank AG, London Branch	675,000,000
Nomura International plc	675,000,000
The Toronto-Dominion Bank	675,000,000
Wells Fargo Securities, LLC	675,000,000
Barclays Bank PLC	30,000,000
BMO Capital Markets Corp.	30,000,000
BNP PARIBAS	30,000,000
Citigroup Global Markets Limited	30,000,000
HSBC Bank plc	30,000,000
J.P. Morgan Securities plc	30,000,000
Merrill Lynch International	30,000,000
Morgan Stanley & Co. International plc	30,000,000
National Bank of Canada Financial Inc.	30,000,000
The Bank of Nova Scotia, London Branch	30,000,000
Total:	3,000,000,000

2.

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/FUSI; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank’s account: ABA No. 021080562.

3.

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention: Finance Department,

  Cash Management and Settlements Group

Email:    FIN_CMO@iadb.org

Telephone:  202-623-3131

FOR THE MANAGERS:

Wells Fargo Securities, LLC

550 South Tryon Street, 4th Floor

MAC D1086-041

Charlotte, NC 28202-4200

Attention: Agency Trading Desk

Email: debtlegal@wellsfargo.com

6.

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)

Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)

Represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, the Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore. Any reference to the SFA in this Terms Agreement is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

(iv)

Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or UK MiFIR.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of EU Manufacturers under the MiFID Product Governance Rules:

(i)

Deutsche Bank AG, London Branch (the “EU Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)

the other Managers note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i)

each of Deutsche Bank AG, London Branch, Nomura International plc, and The Toronto-Dominion Bank (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)

the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “MiFID II” means Directive 2014/65/EU, as amended, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Elena Pizzamano
Name: Elena Pizzamano
Title: Director

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
Name: Guy Luscombe
Title: Duly Authorised Signatory

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Managing Director, Transaction Advisory

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Managing Director

BARCLAYS BANK PLC

By:	/s/ Emily Wilson
Name: Emily Wilson
Title: Authorised Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

BNP PARIBAS

By:	/s/ Salma Guerich
Name: Salma Guerich,
Title: DCM SSA Originator

By:	/s/ Benjamin De Forton
Name: Benjamin De Forton,
Title: DCM SSA Originator

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Noor Mallam
Name: Noor Mallam
Title: VP

HSBC BANK PLC

By:	/s/ Elizabeth Newton
Name: Elizabeth Newton
Title: Senior Legal Counsel

J.P. MORGAN SECURITIES PLC

By:	/s/ Asia Khan
Name: Asia Khan
Title: Vice president, J.P. Morgan securities plc

MERRILLL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Authorised Signatory

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Kathryn McArdle
Name: Kathryn McArdle
Title: Executive Director

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Victor Lee
Name: Victor Lee
Title: Director

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
Name: James Walter
Title: Head of Legal, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

(the foregoing signatories, collectively, the “Managers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department